Valiant Healthcare, Inc.
        210 North University Drive, Suite 810
            Coral Springs, Florida 33071

                  December 31, 2008

Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

     Re:  Valiant Healthcare, Inc. (the "Company")
          Letter of Comment dated December 4, 2008
          File No. 000-53487

Gentlemen/Madam:

     In response to the request from the Securities and Exchange
Commission pursuant to the filing of the Valiant Healthcare, Inc.
registration statement on Form 10, Valiant Healthcare, Inc.
acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Sincerely,


                              /s/ Steven Turner, President